Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)(2)

	Year Ended December 31,
(Dollars in millions)	2014	2013	2012	2011	2010
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,569	$6,578	$5,184	$4,688	$4,406
Adjustments:
Fixed charges	1,586	1,796	2,377	2,251	2,903
Equity in undistributed loss (gain) of unconsolidated subsidiaries	(1)	(16)	(22)	4	8
Earnings available for fixed charges, as adjusted	8,154	8,358	7,539	6,943	7,317
Fixed charges:
Interest expense on deposits and borrowings	1,579	1,792	2,375	2,246	2,896
Interest factor in rent expense	7	4	2	5	7
Total fixed charges	1,586	1,796	2,377	2,251	2,903
Preferred stock dividend requirements(3)	100	77	20	—	—
Total combined fixed charges and preferred stock dividends	$1,686	$1,873	$2,397	$2,251	$2,903
Ratio of earnings to fixed charges	5.14	4.65	3.17	3.08	2.52
Ratio of earnings to combined fixed charges and preferred stock dividends	4.84	4.46	3.15	3.08	2.52

Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,569	$6,578	$5,184	$4,688	$4,406
Adjustments:
Fixed charges	498	555	974	1,064	1,438
Equity in undistributed loss (gain) of unconsolidated subsidiaries	(1)	(16)	(22)	4	8
Earnings available for fixed charges, as adjusted	7,066	7,117	6,136	5,756	5,852
Fixed charges:
Interest expense on borrowings(4)	491	551	972	1,059	1,431
Interest factor in rent expense	7	4	2	5	7
Total fixed charges	498	555	974	1,064	1,438
Preferred stock dividend requirements(3)	100	77	20	—	—
Total combined fixed charges and preferred stock dividends	$598	$632	$994	$1,064	$1,438
Ratio of earnings to fixed charges, excluding interest on deposits	14.19	12.82	6.30	5.41	4.07
Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	11.82	11.26	6.17	5.41	4.07
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(1)
As of January 1, 2014, we adopted the proportional amortization method of accounting for Investments in Qualified Affordable Housing Projects. See Note 1—Summary of Significant Accounting Policies for additional information. Prior periods have been recast to conform to this presentation.

(2)
We acquired CCB on February 27, 2009 and ING Direct on February 17, 2012. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting.

(3)
Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods

(4)
Represents total interest expense reported on our consolidated statements of income, excluding interest on deposits of $1.1 billion, $1.2 billion, $1.4 billion, $1.2 billion, and $1.5 billion for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, respectively.